Exhibit C



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Heidi Mortensen
10 Westwood Rd.
Little Silver NJ 07739

Dear Heidi Mortensen,

We would like to convey our congratulations to you and SportBLX/PJ WASHINGTON Inc. We hope you enjoy terrific success with your new company. Thank you for giving us the opportunity to serve you as your incorporator and Delaware Registered Agent. You are now our valued client and we want to increase your success in any way we can.

Name: **SportBLX/PJ WASHINGTON Inc.**
Date of formation: June 8, 2020
Delaware State File Number: **3025904**
HBS Record ID Number: 426990

Enclosed is the Recorded Copy of your Certificate of Incorporation. Please review the information on the certificates and insert them in your corporate kit.

Please remember these three things in the future:

1. We must be made aware of any address changes. You may provide this information to us via email (mail@delawareinc.com) or phone (800-345-2677 ext. 6903). This will ensure that we remind you of the following two things:

2. Delaware franchise tax and report are due March 1st each year. If the tax and report are not filed at the State of Delaware by March 1st, a $200 late penalty plus 1.5% interest monthly will be imposed by the State of Delaware and your company will become delinquent. Failure to file the tax two years in a row will cause the company to become void.

3. Your annual registered fee of $50 is due on the anniversary month of your corporation. If the registered agent fee is not received by the due date, a $25 late penalty will be imposed. Failure to pay the registered agent fee within 3 months of the due date may lead to the loss of your registered agent, which could cause your company to become forfeit with Delaware.

We would like to thank you once again and wish you the best of luck. You can help us by telling a friend or business associate about our services. We work hard to keep things simple for you and your associates when it's time to incorporate.

Sincerely,

Filing Department
Harvard Business Services, Inc.

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:00 PM 06/08/2020
FILED 04:00 PM 06/08/2020
SR 20205564322 - File Number 3025904

CERTIFICATE OF INCORPORATION
OF
SportBLX/PJ WASHINGTON Inc.

I, the undersigned, for the purposes of incorporating and organizing a corporation under the General Corporation Law of the State of Delaware, do execute this certificate of incorporation and do hereby certify as follows:

ARTICLE I

The name of the corporation is SportBLX/PJ WASHINGTON Inc. (the **"Corporation")**.

ARTICLE II

The Corporation's registered office in the State of Delaware is 16192 Coastal Highway, in the city of Lewes, County of Sussex, State of Delaware 19958. The Registered Agent in charge thereof is Harvard Business Services, Inc.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is five hundred thousand (500,000), divided into (i) four hundred thousand (400,000) shares of common stock, par value $0.01 per share (the "**Common Stock**"), and (ii) one hundred thousand (100,000) shares of preferred stock ("**Preferred Stock**"), par value $0.01 per share, one hundred thousand (100,000) shares of which are designated as "**Series A Preferred Stock**." The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of all of the then outstanding shares of stock of the Corporation entitled to vote, irrespective of Section 242(b)(2) of the DGCL.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class or series of capital stock of the Corporation.

(A) Common Stock. Subject to law and the powers, preferences and rights, if any, of any of the holders of any series of Preferred Stock then outstanding:

1. Voting. Except as may otherwise be provided in this certificate of incorporation or by applicable law, (i) each holder of Common Stock, as such, shall be entitled

to one (1) vote for each share of Common Stock held of record by such holder on all matters on which stockholders are generally entitled to vote. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of all of the then outstanding shares of stock of the Corporation entitled to vote irrespective of Section 242(b)(2) of the DGCL, without a separate vote of the holders of Common Stock as a class.

2. <u>Dividends</u>. Each holder of Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Common Stock from time to time by the Board of Directors, on a pro rata basis.

3. <u>Liquidation</u>. Upon the voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be distributed pro rata to the holders of the Common Stock. A merger or consolidation of the Corporation with or into another corporation or other entity, or the sale or conveyance of all or any part of the assets of the Corporation (which shall not in fact result in the liquidation, dissolution or winding up of the Corporation and the distribution of assets to its stockholders) shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section (A)(3) or Section (B)(3) below.

(B) <u>Series A Preferred Stock</u>. The powers (including voting powers), if any, and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of Series A Preferred Stock are as follows:

1. <u>Voting</u>. Except as otherwise required by any non-waivable provision of applicable law or as expressly set forth in this Certificate of Incorporation, no holder of any series of Preferred Stock, as such, shall be entitled to any voting powers in respect thereof.

2. <u>Dividends</u>. Each holder of Series B Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Common Stock from time to time by the Board of Directors of the Corporation. The Corporation shall only declare, pay, or set aside any dividends if one hundred percent (100%) of such dividends are paid to the holders of Series A Preferred Stock then outstanding, pro rata according to the number of shares of Series A Preferred Stock held by such holders, until the Corporation has paid cumulative dividends with respect to each share of Series A Preferred Stock equal to the Preferred Return calculated through any such dividend payment date. "**Preferred Return**" means an amount equal to 5% per annum of Series A Original Issue Price per share, calculated from the date of issuance of each share of Series A Preferred Stock. The "**Series A Original Issue Price**" shall mean $100.00 per share of Series A Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with

respect to the Series A Preferred Stock. After each outstanding share of Series A Preferred Stock has been paid cumulative dividends equal to its Preferred Return, all dividends shall be declared and paid pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock or Preferred Stock held by such holders.

3.   <u>Liquidation, Dissolution or Winding Up</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to (i) the Series A Original Issue Price per share, plus (ii) the accrued and unpaid Preferred Return per share of Series A Preferred Stock through the date of such liquidation, dissolution or winding up (the amount payable pursuant to this sentence is hereinafter referred to as the "**Series A Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section (B)(3), the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Series A Liquidation Amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock and Preferred Stock, pro rata based on the number of shares held by each such holder. The Corporation shall give each holder of record of Series A Preferred Stock written notice of any such liquidation, dissolution or winding up transaction not later than 10 days prior to the stockholders' meeting called to approve such transaction, or 10 days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section (B)(3), and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, such transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein. Notwithstanding the other provisions of this Certificate of Incorporation, all notice periods or requirements herein may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of a majority of the outstanding shares of Series A Preferred Stock,

voting together as a class.

4. <u>Redemption</u>. On June 6, 2030 (the "**Mandatory Redemption Date**"), all (but not less than all) of the shares of Series A Preferred Stock shall be redeemed upon payment in cash of an amount per share equal to (i) the Series A Original Issue Price per share, plus (ii) the accrued and unpaid Preferred Return per share of Series A Preferred Stock (the "**Series A Redemption Amount**"), calculated through the Mandatory Redemption Date. The Corporation, at its option may redeem all (but not less than all) of the Series A Preferred Stock on any earlier date upon payment in cash of the Series A Redemption Amount, calculated through the date of such redemption. The Corporation shall exercise the aforesaid option to redeem all of the shares of Series A Preferred Stock by delivering written notice of such exercise not less than 90 days' prior to the date the optional redemption pursuant to this Section (b)(4) is to be effected to the holders of Series A Preferred Stock. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred.

5. <u>Waiver</u>. The powers (including voting powers), if any, of the Series A Preferred Stock and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the Series A Preferred Stock may be waived as to all shares of Series A Preferred Stock in any instance (without the necessity of calling, noticing or holding a meeting of stockholders) by the consent or agreement of the holders of at least a majority of the shares of Series A Preferred Stock then outstanding, consenting or agreeing separately as a single class, *provided, however*, that the restriction on transfer set forth in Section (B)(6) may not be waived by the holders of the shares of Series A Preferred Stock.

6. <u>Transfer Restrictions</u>. No holder of shares of Series A Preferred Stock may sell, assign, transfer, distribute, pledge or otherwise dispose of, or convey, create, incur or assume a legal or beneficial interest in, or participate or encumber, or create any short position in or any other action or position otherwise reducing risk related to ownership of through hedging or other derivative instrument, whether voluntarily or by operation of law, whether directly or indirectly, whether in a single transaction or a series of related transactions and whether to a single person or a group (each such action, a "**Transfer**"), any shares of Series A Preferred Stock without the prior consent of the Corporation. The Corporation may require a holder proposing to Transfer any shares of Series A Preferred Stock to provide (at his or her own expense) an opinion of counsel satisfactory to the Corporation to the effect that such transfer will not violate the registration requirements of the Securities Act or applicable state securities laws.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A)   No director of the Corporation will be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director; except to the extent exemption from liability or limitation thereof is not permitted under the Delaware General Corporation Law as in effect at the time such liability or limitation thereof is determined. Neither the amendment or repeal of this Article VI, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VI, will apply to or have any effect on the liability or alleged liability of any director of the Corporation for, arising out of, based upon, or in connection with any acts or omissions of such director occurring prior to such amendment, repeal, or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as amended.

(B)   The Corporation will, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, as the same may be amended and supplemented from time to time, indemnify and advance expenses to (i) its directors and officers, and (ii) any person who at the request of the Corporation is or was serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, from and against any and all of the expenses (including attorneys' fees), liabilities, or other matters referred to in or covered by said section as amended or supplemented (or any successor thereto). Notwithstanding the foregoing sentence and except with respect to proceedings to enforce rights to indemnification, the Bylaws may provide that the Corporation will indemnify any director, officer or such person in connection with a proceeding (or part thereof) initiated by such director, officer or such person only if such proceeding (or part thereof) was authorized by the Board of Directors. The Corporation, by action of its Board of Directors, may provide indemnification or advance expenses to employees and agents of the Corporation or other persons only on such terms and conditions and to the extent determined by the Board of Directors in its sole and absolute discretion. The indemnification provided for herein will not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding such office, and will continue as to a person who has ceased to be a director, officer, employee, or agent and will inure to the benefit of the heirs, executors and administrators of such a person.

(C)   Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or this Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article VII will be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VII (including, without limitation, each portion of any sentence of this Article VII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances will not in any way be affected or impaired thereby.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Heidi Mortensen
c/o SportBLX/PJ WASHINGTON Inc.
411 East 57th Street, Suite 1A
New York, N.Y. 10022

Executed on June 8, 2020.

Heidi Mortensen
_____
Heidi Mortensen, Incorporator



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Did you know we offer many services other than formation/registered agent services? Below is a description of some of our popular services:

Foreign Qualification:
Many companies choose Delaware as their state of formation to take advantage of the strong corporate law structure but they do not actually do business in the State of Delaware. If your business will operate in a state other than the State of Delaware, a foreign qualification filing will typically be required. This filing allows a company to transact business in a jurisdiction other than where it was formed. Since every state has their own requirements to foreign qualify, let HBS take care of this detail for you.

Good Standing Certificates (Also known as Certificates of Existence):
A certificate of good standing may be required by many different parties, such as banks or different states. We can obtain a good standing from the State of Delaware for you from the State of Delaware. You may place the order online, www.delawareinc.com/gstanding, or contact us by email, phone or fax.

Tax ID Service:
We can obtain the Federal Tax Identification Number for your Delaware Corporation or LLC. The Federal Tax Identification Number, also known as a company's "EIN", is mandatory for opening US bank accounts, obtaining loans, hiring employees, or conducting business in the United States. Our service eliminates the hassle of dealing with the IRS.

Mail Forwarding Services:
All mail forwarding services can be viewed at our website: www.delawareinc.com/ourservices/mailfwd

Virtual Office Mail Forwarding & Telephone
Our best Mail Forwarding package includes the authorization to use our address as your mailing address as well as your own Delaware telephone number. We will scan all of your incoming mail and email it to you. You will receive a Delaware phone number (302 area code) that will automatically be forwarded to any domestic phone number you provide so that your clients may contact you.

Basic 6 & Basic 25 Mail Forwarding
Pay for 6 or 25 email scans to be used as needed. We scan each piece of mail received, email it to you and hold the physical mail for one (1) week. Within that time frame, you can request to have the mail sent to you. After one (1) week, the mail is securely shredded on site. As long as your company is active under our Delaware Registered Agent service, there is no time limit as to when you can use your scan credits.

Airplane & Yacht Mail Forwarding
Use our address to receive Federal Aviation Administration (FAA) Aircraft and/or Department of Natural Resources (DNREC) Boat Registrations. We will scan your mail, email it to you and physically forward registrations to your address on file.

Many of our other services can be found on our website: www.delawareinc.com/ourservices. To initiate any of the above services, please call 1-800-345-2677 ext. 6911 or 302-645-7400 ext. 6911. You may also send an email request to info@delawareinc.com.



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

ACCOUNT: 199628

Heidi Mortensen
10 Westwood Rd.
Little Silver NJ 07739

June 9, 2020

RECEIPT:

SportBLX/PJ WASHINGTON Inc.
Delaware Division of Corporations file # 3025904
Record ID 426990

Service Provided:

Incorporation	$179.00
Express Approval	$150.00

AMOUNT PAID:	**$229.00**

PAID IN FULL

*** Keep this receipt for your records ***